SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K
REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

Optibase Ltd.

2 Gav Yam Center
7 Shenkar St
P.O.Box , 2170
Herzliya 46120
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit Index

Exhibit Number	Description of Document
99.1	Press Release describing Q2 results

2

SIGNATURE

Pursuant to the requirements of the Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Optibase Ltd. (Registrant) BY: /S/ Danny Lustiger —————————————— Danny Lustiger Chief Financial Officer

Date: August 9, 2004

3

800 Second Avwnue New York, NY 10017	Tel 212 682 6300 Fax 212 697 0910	E-mail pr@kcsa.com www.kcsa.com

FOR:	OPTIBASE, LTD.

OPTIBASE	Yael Paz
CONTACT:	+972 99709 255
yaelp@optibase.com

KCSA	Jeff Corbin/Lee Roth
CONTACTS:	(212) 896-1214/(212) 896-1209
jcorbin@kcsa.com, lroth@kcsa.com

FOR IMMEDIATE RELEASE

OPTIBASE, LTD. REPORTS SECOND QUARTER 2004 RESULTS
Company begins Media 100 integration

HERZLIYA, Israel, August 9, 2004 – Optibase, Ltd. (NASDAQ: OBAS), a leader in digital video solutions, today announced second quarter results for the period ended June 30, 2004.

        Revenues for the second quarter ended June 30, 2004 were $4.1 million, compared to $4.0 million in the first quarter, and $4.8 million for the same period a year ago.

        Pro forma net loss for the second quarter, excluding the effects of acquisition related costs, stock option charges, impairment of other long term investment and other income (expenses) (the “Cost and Charges”), was $1 million, or $0.08 per basic and diluted share, based on 13.1 million basic and diluted weighted average shares outstanding. This compares with pro forma net income of $1.6 million, or $0.13 per basic and diluted share, based on 12.4 million basic and 12.5 million diluted weighted average shares outstanding, for the second quarter of 2003.

        Acquisition-related costs consist of a one-time write-off of purchased in-process research and development and the ongoing amortization of acquisition-related intangibles associated with the Media 100 asset purchase. Intangibles include, for example, the value of the acquired technology and customer relations. Earnings excluding acquisition-related costs differ from earnings presented according to generally accepted accounting principles because they exclude these costs.

OPTIBASE REPORTS/2

        Acquisition-related costs in the second quarter consisted of a $800,000 one-time charge for purchased in-process research and developments and $35,000 of amortization of acquisition-related intangibles and costs.

        Actual net loss for the second quarter, including the effects of the Costs and Charges was $ 1.9 million, or $0.14 per basic and diluted share, based on 13.1 million basic and diluted shares outstanding, compared with a net income of $1.3 million or $0.11 per basic and diluted share, based on 12.4 million basic and 12.5 million diluted shares outstanding for the same quarter in 2003.

        For the six months ended June 30, 2004, revenues totaled $8.1 million, compared to $9.2 million for the same period in 2003. Pro forma net income, excluding the Cost and Charges, was $952,000, or $0.07 per basic and diluted share, compared to a pro forma net income of $2 million, or $0.16 per basic and diluted share, for the same period in 2003.

        Including the effects of the Cost and Charges, actual net loss for the six months ended June 30, 2004 was $200,000, or $0.02 per basic and diluted share. This compares to net income of $268,000, or $0.02 per basic and diluted share for the six months ended June 30, 2003. Per share amounts are based on approximately 13 million basic and diluted weighted average shares outstanding for 2004 and approximately 12.4 million basic and diluted shares outstanding for 2003.

        As of June 30, 2004, the Company had cash, cash equivalents and other financial investments, net, of $50.3 million, and shareholders’ equity of $53.7 million. Financial income net for the second quarter totaled $690,000.

        Commenting on the second quarter results, Danny Lustiger, President of Optibase Inc. and Chief Financial Officer of Optibase Ltd., said, “The second quarter marked a significant milestone in Optibase’s long-term business development strategy. Over the past few years, we have sought synergistic business opportunities that can contribute to the future growth of the Company and we believe that our recent purchase of the assets of Media 100 presents such an opportunity. Not only does this transaction expand our reach to markets in which we have not yet had a presence, but it also enhances our offering to the markets in which we currently operate. While the expenses incurred as a result of the purchase and integration resulted in a loss for the quarter, and will continue to have an effect on our financial results in the short term, we believe that this investment, as well as additional investments in Media 100‘s activity, in the quarters to come, will contribute to the long-term growth of the Company. We are optimistic that we will see an increase in revenues derived from this product line going forward.

OPTIBASE REPORTS/3

        Mr. Lustiger added, “We are steadily enlarging our customer base and have recently announced an additional order for the MGW 5100 by an Citizens Cablevision, an independent carrier in North America for which we expect to recognize revenues in the second half of the year. Our MGW 5100 was closely evaluated against competing products and was selected for the high quality, flexibility and competitive price it provided. We are pleased to with this selection, as well as with the on-going installation with Dakota Central Communications, which was announced during the quarter. The combination of the market’s infancy and the Telcos long sales cycles, has slowed down the level of revenues we had hoped to recognize from this product line in this quarter. Nevertheless, we maintain faith in our product and in the opportunity it presents Telcos for generating new revenue streams and continue to be active in our sales and marketing efforts. Moreover, we are honored to have been named by U.S.-based research firm MRG Inc. (Multimedia Research Group) as global leaders in the IP video head end market. “

        He concluded, “We are excited about the future prospects for Optibase. Alongside our sales and marketing activities, our Research and Development department continues to actively enhance our other product lines. We are committed to release in the third quarter, an MPEG encoder for the Macintosh environment. Optibase’s top quality MPEG MovieMaker 200S encoding platform, together with Apple’s DVD Studio Pro, creates a winning content creation solution.

        Given the potential of our Broadband TV initiative through the MGW 5100, our leading position in the field of content creation and the addition of the assets of Media 100, as well as our strong financial position and high level of expertise in the markets in which we operate, we believe that we are positioned to achieve growth, add customers and expand the range of high quality platforms we offer.”

Conference Call: Optibase has scheduled a conference call for 10 a.m. EDT, August 9, 2004, to discuss the second quarter results. Interested parties may dial 1-973-935-2406 or access the conference call over the Internet via, www.kcsa.com. To listen to the live call, please go to the KCSA Web site at least 15 minutes early to register, download and install any necessary audio software.

OPTIBASE REPORTS/4

About Optibase
Optibase, Ltd. (NASDAQ: OBAS) provides professional editing, compositing, encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in Massachusetts, Europe, Japan and China. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com.

This news release contains forward-looking statements concerning our marketing and operations plans. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s Registration Statement on Form F-1 filed with the United States Securities and Exchange Commission.

This release and prior releases are available on the Company’s Web site at www.optibase.com.

This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.

OPTIBASE REPORTS/5

Optibase Ltd.
Pro Forma Condensed Consolidated Statement of Operations
For the Period Ended June 30, 2004

(Excluding various costs and charges as described below)

	Six months ended		Three months ended
	June 30 2004 $ Unaudited	June 30 2003 $ Unaudited	June 30 2004 $ Unaudited	June 30 2003 $ Unaudited

Revenues	8,146	9,173	4,127	4,816
Gross profit	4,570	5,085	2,336	2,658
Operating expenses:
Research and development, net	2,000	2,646	1,135	1,286
Selling, marketing, general and
administrative	5,259	5,017	2,939	2,575
Total operating expenses	7,259	7,663	4,074	3,861
Operating loss	(2,689)	(2,578)	(1,738)	(1,203)
Other income (expenses)	1,383	(4)	-	(4)
Financial income, net	2,258	4,565	690	2,801
Net Income (loss)	952	1,983	(1,048)	1,594
Net Income (loss) per share:

basic and diluted	$0.07	$0.16	$(0.08)	$0.13
Number of shares used in computing
earnings per share
Basic	13,033	12,359	13,060	12,371
diluted	13,033	12,359	13,060	12,498
Amount in thousands, except per share data
The above pro forma amounts have been adjusted to exclude the following items:
In-process research and development
write off	800	-	800	-
Amortization of acquisition-related charges	35	-	35	-
Stock option charges	-	(73)	-	53
Impairment of other long term investment	-	1,364	-	-
Other expenses (Income)	317	424	(1)	224
Net effect of pro forma adjustments	1,152	1,715	834	277

OPTIBASE REPORTS/6

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended June 30, 2004

	Six months ended		Three months ended
	June 30 2004 $ Unaudited	June 30 2003 $ Unaudited	June 30 2004 $ Unaudited	June 30 2003 $ Unaudited

Revenues	8,146	9,173	4,127	4,816
Gross profit	4,570	5,085	2,336	2,658
Operating expenses:
Research and development, net	2,017	2,578	1,152	1,302
Selling, marketing, general and
administrative	5,277	5,012	2,957	2,612
Impairment of acquired intangibles	800	-	800	-
Total operating expenses	8,094	7,590	4,909	3,914
Operating loss	(3,524)	(2,505)	(2,573)	(1,256)
Other income (expenses)	1,066	(1,792)	1	(228)
Financial income, net	2,258	4,565	690	2,801
Net (loss) Income	(200)	268	(1,882)	1,317
Other comprehensive income
Unrealized holding (losses) gains on available
for sale securities	(683)	2,063	(440)	2,704
Total comprehensive (loss) income	(883)	2,331	(2,322)	4,021
Net (loss) Income per share:
basic and diluted	$(0.02)	$0.02	$(0.14)	$0.11

Number of shares used in computing
earning per share
basic	13,033	12,359	13,060	12,371
diluted	13,033	12,359	13,060	12,498
Amount in thousands, except per share data

OPTIBASE REPORTS/7

Optibase Ltd.
Condensed Consolidated Balance Sheets

	June 30 2004 $ Unaudited	December 31 2003 $ Audited

Assets
Current Assets:
Cash, cash equivalents and short term investments	50,345	52,258
Trade receivables net of bad debts	3,153	2,804
Inventories	4,262	3,652
Other receivables and prepaid expenses	1,833	1,777
Total current assets	59,593	60,491

Other long term investments	2,283	2,232
Fixed assets, net	1,337	1,386
Other assets, net	2,770	140
Total assets	65,983	64,249

Liabilities and shareholders' equity
Current Liabilities:
Current Maturities	6	14
Trade payables	2,536	1,470
Accrued expenses and other liabilities	7,641	6,207
Total current liabilities	10,183	7,691
Accrued severance pay	2,075	2,080
Long-Term lease	-	-
Total shareholders' equity	53,725	54,478
Total liabilities and shareholders' equity	65,983	64,249

Amounts in thousands